Exhibit 12

WACHOVIA PREFERRED FUNDING CORP.
COMPUTATIONS OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30, 2002		Years Ended December 31,

(In thousands)			2001	2000	1999	1998	1997
Pretax income (loss) from continuing operations	$181,824		(36,224)	51,843	42,989	43,165	45,314
Fixed charges, excluding capitalized interest	8,287		857	—	55	134	8

Earnings (loss)(A)	$190,111		(35,367)	51,843	43,044	43,299	45,322

Interest	$8,287		857	—	55	134	8
One-third of rents	—		—	—	—	—	—
Capitalized interest	—		—	—	—	—	—

Fixed charges(B)	$8,287		857	—	55	134	8

Consolidated ratios of earnings to fixed charges(A)/(B)	22.94	x	n/m	n/m	n/m	n/m	n/m

n/m—not meaningful.